UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
October 06, 2003
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        Mobile TeleSystems OJSC (the "Company") herewith provides information about the company contained in Exhibits 99.1, 99.2 and 99.3.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC
Date: October 06, 2003	By:	/s/ VASSILY SIDOROV
	Name:	Vassily Sidorov
	Title:	Acting President/CEO